

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2014

<u>Via E-mail</u>
David R. Mathers
Chief Financial Officer
Credit Suisse Group AG
Paradeplatz 8, CH 8001
Zurich, Switzerland

> **Re: Credit Suisse Group AG**
> **Credit Suisse AG**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed March 22, 2013**
> **File Nos. 001-15244 and 001-33434**

Dear Mr. Mathers:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Branch Chief